Financial Statements
Years Ended
December 31, 2013, 2012, and 2011

kaleo, Inc.

kaleo, Inc. (formerly known as Intelliject, Inc.)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6 - 21

Report of Independent Registered Public Accounting Firm

Board of Directors
kaleo, Inc.

We have audited the accompanying financial statements of kaleo, Inc., (formerly known as Intelliject, Inc.), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of kaleo, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Richmond, Virginia
February 11, 2014

kaleo, Inc.

Balance Sheets

December 31,	2013	2012

Assets

Current assets
Cash and cash equivalents	$33,560,082	$53,288,171
Accounts receivable royalties	2,886,068	—
Other receivables	—	4,427
Income taxes receivable	2,635,502	—
Prepaid expenses	159,879	681,763
Total current assets	39,241,531	53,974,361

Property and equipment
Furniture and equipment	191,255	147,266
Manufacturing equipment	6,449,555	1,180,901
Leasehold improvements	130,651	34,993
Construction in progress	5,073,840	3,348,426
	11,845,301	4,711,586
Less - accumulated depreciation and amortization	(1,286,300)	(689,707)
Property and equipment - net	10,559,001	4,021,879

Other assets
Security and other deposits	15,492	57,339
Patents - net	2,432,688	2,151,442
Other long-term assets	430,055	198,961
Total other assets	2,878,235	2,407,742

Total assets	$52,678,767	$60,403,982

	2013	2012

Liabilities, Redeemable Preferred Stock, and Shareholders' Equity

Current liabilities
Accounts payable - trade	$1,256,367	$1,259,042
Accrued expenses	3,588,248	2,754,439
Current portion of long-term debt - net of discount	5,414,282	—
Income taxes payable	—	9,391,475
Total current liabilities	10,258,897	13,404,956

Long-term liabilities
Other long-term liabilities	979,709	522,920
Long-term debt - net of current portion and discount	9,371,513	14,695,603
Deferred tax liability	1,676,431	484,694
Deferred compensation	441,989	441,989
Total long-term liabilities	12,469,642	16,145,206

Total liabilities	22,728,539	29,550,162

Commitments and contingencies - see Note 8

Redeemable preferred stock
Series B-1 Preferred Stock, redeemable and convertible
($0.001 par value; 1,988,780 shares authorized; issued and outstanding-none)
Series A-4 Preferred Stock, redeemable and convertible
($0.001 par value; 3,689,840 shares authorized; issued and outstanding-none)
Series B Preferred Stock, redeemable and convertible
($0.001 par value; 1,988,780 shares authorized; issued and outstanding 1,906,254)	6,521,622	6,217,459
Series A-3 Preferred Stock, redeemable and convertible
($0.001 par value; 3,689,840 shares authorized; issued and outstanding 3,689,840)	11,071,312	10,585,168
Series A-2 Preferred Stock, redeemable and convertible
($0.001 par value; 2,737,380 shares authorized; issued and outstanding 2,737,380)	4,377,273	4,192,036
Total redeemable preferred stock	21,970,207	20,994,663

Shareholders' equity
Series A-1 Preferred Stock
($0.001 par value; 462,000 shares authorized; issued and outstanding 462,000,
with aggregate liquidation preferences of $607,502)	462	462
Common stock
($0.001 par value; 16,939,140 shares authorized; issued and outstanding 6,527,851
and 5,522,035 at December 31, 2013 and 2012, respectively)	6,528	5,522
Paid-in capital	(8,836,717)	(9,672,393)
Retained earnings	16,809,748	19,525,566
Total shareholders' equity	7,980,021	9,859,157

Total liabilities, redeemable preferred stock, and shareholders' equity	$52,678,767	$60,403,982

The accompanying notes are an integral part of these financial statements.
2

kaleo, Inc.

Statements of Operations

Year Ended December 31,	2013	2012	2011

Revenues
Milestones and up-front licensing fees	$—	$38,179,348	$8,839,100
Royalties	15,305,235	—	—
Total revenues	15,305,235	38,179,348	8,839,100

Costs and expenses
Research and development	9,058,602	6,559,676	4,834,825
General and administrative	8,009,823	5,333,875	5,652,471

Total costs and expenses	17,068,425	11,893,551	10,487,296

Operating income (loss)	(1,763,190)	26,285,797	(1,648,196)

Other income (expense)
Loss on disposal of equipment	(2,985)	(49)	—
Interest expense	(1,559,656)	(1,181,360)	—
Interest income	—	1,466	13,010
Other income (expense), net	(1,562,641)	(1,179,943)	13,010

Income (loss) before income taxes	(3,325,831)	25,105,854	(1,635,186)

Income tax (expense) benefit	1,585,557	(9,642,141)	926,865

Net income (loss)	$(1,740,274)	$15,463,713	$(708,321)

The accompanying notes are an integral part of these financial statements.
3

kaleo, Inc.

Statements of Changes in Shareholders' Equity

Years ended December 31, 2013, 2012, and 2011

				Retained
				Earnings
	Series A-1	Common	Paid-In	(Accumulated
	Preferred Stock	Stock	Capital	Deficit)	Total

Balance (deficit) - December 31, 2010	$462	$5,286	$(10,127,095)	$6,723,935	$(3,397,412)
Dividends accrued on redeemable preferred stock	—	—	—	(975,544)	(975,544)
Stock compensation	—	—	183,930	—	183,930
Proceeds from exercise of stock options/warrants	—	84	35,652	—	35,736
Net loss	—	—	—	(708,321)	(708,321)
Balance (deficit) - December 31, 2011	$462	$5,370	$(9,907,513)	$5,040,070	$(4,861,611)

Dividends accrued on redeemable preferred stock	—	—	—	(978,217)	(978,217)
Stock compensation	—	—	150,678	—	150,678
Proceeds from exercise of stock options/warrants	—	152	84,442	—	84,594
Net income	—	—	—	15,463,713	15,463,713
Balance (deficit) - December 31, 2012	$462	$5,522	$(9,672,393)	$19,525,566	$9,859,157

Dividends accrued on redeemable preferred stock	—	—	—	(975,544)	(975,544)
Stock compensation	—	—	204,676	—	204,676
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $138,080	—	1,006	631,000	—	632,006
Net loss	—	—	—	(1,740,274)	(1,740,274)

Balance (deficit) - December 31, 2013	$462	$6,528	$(8,836,717)	$16,809,748	$7,980,021

The accompanying notes are an integral part of these financial statements.
4

kaleo, Inc.

Statements of Cash Flows

Year Ended December 31,	2013	2012	2011

Cash flows from operating activities
Net income (loss)	$(1,740,274)	$15,463,713	$(708,321)
Adjustments to reconcile to net cash from operating activities:
Depreciation	669,438	240,157	168,261
Amortization of patents	189,580	106,673	180,162
Amortization of rent inducement	(26,979)	(2,041)	(299)
Amortization of debt discount	90,192	56,370	—
Amortization of debt issuance costs	58,952	36,845	—
Loss on disposal of equipment	2,985	49	—
Deferred taxes	1,191,737	215,319	3,579,000
Stock compensation	204,676	150,678	183,930
Change in:
Accounts receivable royalties	(2,886,068)	—	—
Other receivables	4,427	61,913	127,872
Prepaid expenses	521,884	(259,160)	(86,465)
Security and other deposits	41,847	24,432	237,000
Other long-term assets	(290,046)	—	—
Accrued expenses	860,788	2,428,676	(354,743)
Accounts payable- trade	(2,675)	401,856	52,131
Income taxes (receivable)/ payable	(12,026,977)	13,796,349	(3,070,258)
Other long-term liabilities	456,789	135,174	(795)
Deferred revenue	—	—	(8,839,100)
Net cash from operating activities	(12,679,724)	32,857,003	(8,531,625)

Cash flows from investing activities
Proceeds from disposal of equipment	803	—	—
Patent costs	(470,826)	(389,739)	(398,351)
Purchase of property and equipment	(7,210,348)	(3,653,267)	(299,775)
Net cash from investing activities	(7,680,371)	(4,043,006)	(698,126)

Cash flows from financing activities
Proceeds from exercise of stock options/warrants,
including related excess tax benefits of $138,080 for 2013	632,006	84,594	35,736
Proceeds from long-term borrowings	—	15,000,000	—
Costs incurred for debt issuance	—	(235,806)	—
Net cash from financing activities	632,006	14,848,788	35,736

Net change in cash and cash equivalents	(19,728,089)	43,662,785	(9,194,015)

Cash and cash equivalents - beginning of year	53,288,171	9,625,386	18,819,401

Cash and cash equivalents - end of year	$33,560,082	$53,288,171	$9,625,386

Supplemental disclosure of cash flow information
Cash paid for interest (net of amounts capitalized)	$969,869	$805,437	$—
Cash paid for income taxes	$9,111,577	$35,347	$55,833
Cash received from refunds of income taxes paid	$—	$4,404,874	$1,491,440

Supplemental disclosure of noncash investing and financing activities
Allocation of long-term debt proceeds to warrant	$—	$360,767	$—
The accompanying notes are an integral part of these financial statements.
5

kaleo, Inc.

Notes to Financial Statements

Years Ended December 31, 2013, 2012, and 2011

1.    Organization and Nature of Business

kaleo, Inc. (Company), headquartered in Richmond, Virginia, is a pharmaceutical company dedicated to developing and commercializing a new generation of life-saving personal medical products to meet patient’s needs. The Company believes patients are experts on their medical condition and are an integral part of the Company’s product development process. Each of the Company’s products combines an established drug with an innovative delivery platform with the goal of achieving superiority, cost effectiveness and patient preference.

The Company changed its name from Intelliject, Inc. to kaleo, Inc. in 2013 following a rebranding effort to better communicate the future and vision of the Company. In addition, the Company effected a reincorporation from Delaware into Virginia pursuant to which the Virginia corporation was deemed to be the same entity as the Delaware corporation that existed prior to the reincorporation. There were no changes to the capitalization, business, assets or liabilities of the Company.

The Company uses “kaléo” as the form of its name for branding and marketing purposes. The name kaléo is from the Greek word meaning a calling or a purpose. The Company believes that this meaning is quite fitting for “why we do what we do.” The Company’s name has changed, but its focus on patients and patient-led innovation has not. The kaléo team is the same team committed to pursuing its passion of empowering patients to gain freedom from their medical conditions.

The Company continues to develop additional products for targeted therapeutic areas that leverage its intellectual property and know-how with the goal of creating personal medical products that provide superiority over the existing standards of care, improved cost effectiveness and superior patient preference. The Company has a late stage product pipeline in multiple therapeutic areas. The Company plans to self-commercialize certain of its pipeline products and to partner with companies on other pipeline products. For the next product in its pipeline, the Company completed the submission of its New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) in 2013.

For its first product, the Company executed a license and development agreement with sanofi-aventis U.S. LLC (Sanofi) in 2009 licensing the commercialization rights in North America to a novel epinephrine auto-injector utilizing certain of the Company’s technology platforms (see Note 3). Under the terms of the agreement, the Company led the development and regulatory approval efforts associated with the epinephrine auto-injector.

In 2012, the Company received notice of approval by the FDA and by Health Canada of the applications related to the epinephrine auto-injector, which is commercialized by Sanofi in the United States and Canada under the brand names of Auvi-Q® and Allerject™, respectively. The Company retains full commercial rights to the epinephrine auto-injector in all rest of world territories. The Company assisted Sanofi in achieving manufacturing start-up activities (Sanofi is responsible for manufacturing and commercialization). In January 2013, Sanofi commenced commercial sales of Auvi-Q and Allerject in the U.S. and Canada, respectively. Under the terms of the license and development agreement, the Company is receiving double digit tiered royalties on the net sales of these products. The Company has earned and received milestones and royalties as further described in Note 3 in connection with fulfilling its obligations under the agreement.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments purchased with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Concentrations

At times, the Company may have cash and cash equivalents at financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. In previous years, the Company utilized the Certificate of Deposit Account Registry Service (CDARS) program to minimize this risk. Since May 2012, the Company has placed its cash and cash equivalents with financial institutions where the Company’s management periodically monitors the credit ratings of those financial institutions based on publicly available data. On January 1, 2013, the Transaction Account Guarantee program, which provided unlimited FDIC backing of non-interest bearing transaction accounts, expired such that the FDIC standard maximum insurance amount per depositor per account returned to $250,000. At December 31, 2013, the Company’s cash balance in excess of the $250,000 limit was not covered by FDIC insurance and at December 31, 2012, there were no balances of cash and cash equivalents in excess of insured limits.

Based on the Company’s operations at December 31, 2013, the primary sources of revenue applicable to the Company are derived from the license and development agreement with Sanofi for the epinephrine auto-injector (see Notes 1 and 3). The Company continues to develop additional products for other targeted therapeutic areas and has a late stage product pipeline in certain areas (see Note 1).

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments reflected in the balance sheets for cash and cash equivalents, receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate their fair values due to their short maturities.

Property and Equipment

Property and equipment includes costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on the modified accelerated cost recovery method for income tax purposes.

The estimated useful lives for property and equipment are as follows:

Furniture and equipment	3-5 years
Manufacturing equipment	5 years
Leasehold improvements	3-7 years

Accounting for the Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount. If the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized and such loss is computed based on the estimated fair value of the asset, generally determined on a discounted cash flow basis. For the periods ended December 31, 2013, 2012, and 2011, respectively, no impairment losses were recorded.

Patents

As a result of the Company’s research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. The Company capitalizes direct and incremental costs paid to third parties to create or protect patents. Patents are carried at cost less accumulated amortization which is calculated on a straight-line basis over the remaining life of the patent class which approximates its remaining useful life.

Accrued Expenses

As part of the process of preparing financial statements, management is required to estimate accrued expenses. This process involves identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for such service where the Company has not been invoiced or otherwise notified of the actual cost. Examples of estimated accrued expenses include, but are not limited to, professional service fees; contract clinical service fees; fees for the development, manufacture and supply of the Company’s products which includes: (i) long-term supply agreements with third-party manufacturers, (ii) research and development fees (including those related to clinical trials) for new and existing products, (iii) fees for capital expenditures (including assembly lines for components and final products); fees for contract sales organization services for commercial activities for the next product in the Company’s pipeline; and fees paid to third party data collection organizations and investigators in conjunction with clinical trials.

In connection with such fees, management’s estimates are most affected by its projections of the timing of services provided relative to the actual level of services incurred by such service providers. The majority of the Company’s service providers invoice monthly in arrears for services performed. In the event that management does not identify certain costs that have begun to be incurred, or under or over estimates the level of services performed, or the costs of such services, actual expenses could differ from such estimates. The date on which certain services commence, the level of services performed on or before a given date, and the cost of such services are often subjective determinations. Management makes these judgments based upon the facts and circumstances known to it and accrues for such costs in accordance with generally accepted accounting practices in the United States (GAAP). This is done as of each balance sheet date in the financial statements.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries and benefits, materials, supplies, costs related to research collaboration, and the costs of services provided by outside contractors. All costs associated with research and development are expensed as incurred.

Revenue Recognition

Based on the Company’s current operations and license agreement, the primary sources of revenue applicable to the Company include upfront license payments, milestone payments and royalties on product sales. Revenue arrangements with multiple deliverables are reviewed to determine the appropriate method of revenue recognition taking into consideration a number of factors, including whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements, and whether there is a separate earnings process associated with a particular element of an agreement. Specifically, the Company accounts for each of these items as follows:

•
Upfront, licensing-type fees.  Upfront, licensing-type payments are assessed to determine whether or not the licensee is able to obtain any stand-alone value from the license. Where this is not the case, the Company does not consider the license deliverable to be a separate unit of accounting, and the revenue is deferred with revenue recognition for the license fee being assessed in conjunction with the other deliverables that constitute the combined unit of accounting.

•
Milestone payments.  Milestone payments are assessed on an individual basis and revenue is recognized from these milestone payments when earned provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination, or progress towards the culmination, of an earnings process and (iii) the milestone payment is non-refundable. Where separate milestones do not meet these criteria, the Company would default to a performance-based model, with revenue recognition following delivery of effort as compared to an estimate of total expected effort.

•
Royalties. The Company recognizes revenue from royalties based on licensees’ sales of products or services using the Company’s licensed products under the respective licensing agreement. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectibility is reasonably assured. If the collectibility of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

•
Combined units of accounting. Where there are multiple deliverables combined as a single unit of accounting, revenues are deferred and recognized over the period during which the Company remains obligated to perform services or deliver product. The specific methodology for the recognition of the revenue (e.g., straight-line or according to specific performance criteria) is determined on a case-by-case basis according to the facts and circumstances applicable to a given contract.

Payments received in excess of revenues recognized are recorded as deferred revenue until such time as the revenue recognition criteria have been met.

Share-Based Compensation

The Company measures the share-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, if any, which generally is the vesting period. Fair value is determined based on a valuation performed by an independent third party firm to establish the exercise price for equity awards at the time of the grant. The Company uses the Black-Scholes formula to value the shares or options awarded.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes and the Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

In order for the Company to record the benefit of a tax position in its financial statements, it must determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. The determination is made on the basis of all the facts, circumstances and information available as of the reporting date. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2013. Tax years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities, with the exception that the Company’s federal tax return for the year ended December 31, 2011 was audited in 2012. The Company’s practice is to recognize interest and penalties related to income tax matters as a component of income tax expense. To date, there have been de minimis interest or penalties charged to the Company in relation to the underpayment of income taxes.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Subsequent Events

The Company evaluated all subsequent events through February 11, 2014, the date the financial statements were available to be issued.

3.     Licensing Agreement

In November 2009, the Company entered into a license and development agreement granting Sanofi exclusive rights to develop and commercialize a novel epinephrine auto-injector in North America (License Agreement) utilizing certain of the Company’s intellectual property. In exchange for these rights, the Company received a non-refundable upfront payment of $25 million and eligibility to receive development and commercialization milestones of up to $205 million as well as double digit tiered royalties on the net sales of the epinephrine auto-injector commercialized under the License Agreement in the defined field of use and territory. In addition to the non-refundable upfront payment, the Company has also received non-refundable milestones totaling $53.2 million and earned royalties of $15.3 million cumulatively through December 31, 2013. The Company remains eligible to receive additional non-refundable milestone payments of up to $150 million, as well as continued double digit tiered royalties on the net sales of the epinephrine auto-injector products. Under the License Agreement, the Company was responsible for development and for obtaining regulatory approval, while Sanofi has responsibility for manufacturing and commercialization. The Company also retained certain co-promotion rights in the territory.

The Company received a non-refundable upfront payment of $25 million upon execution of the License Agreement. The License Agreement contains multiple elements and was evaluated in accordance with arrangements containing multiple deliverables. The License Agreement, the execution of which represented one deliverable, requires that members of the Company participate on several joint-planning committees covering aspects of development, manufacturing and commercialization. The Company concluded that its participation on certain joint-planning committees until certain regulatory approval and commercial readiness activities were completed was a deliverable rather than only protective of the Company’s interests. In addition, the Company determined that completion of its development and pre-commercialization efforts during the time prior to regulatory approval and commercial readiness of the epinephrine auto-injector was also part of the same deliverable under the License Agreement. Further, the Company concluded that the upfront license payment did not have value to Sanofi on a stand-alone basis without the benefit of the specified development activities that the Company was to perform and its participation on joint-planning committees. Therefore, the Company determined that these multiple deliverables were properly combined as a single unit of accounting and that the $25 million upfront payment should be deferred and recognized as revenue on a straight-line basis from the time of execution of the License Agreement through the period the Company had the substantial performance obligations described above, which resulted in the recognition of revenue of approximately $8.8 million, $14.1 million, and $2.1 million during the years ended December 31, 2011, 2010 and 2009, respectively.

The Company received a $15 million payment in 2010 upon achieving a development milestone, which was contingent upon the issuance of certain valid patents under specified U.S. patent applications filed by the Company covering specified claims within those patent applications. Management determined that the issuance of the specified claims within the patents, and thus the achievement of the milestone, enhanced the value of the Company’s intellectual property licensed under the License Agreement. The payment related to past performance and the culmination of an earnings process and was reasonable relative to other deliverables and payment terms in the License Agreement. In addition, the milestone payment was non-refundable and its achievability was not reasonably assured at the inception of the License Agreement. Therefore, the Company recognized the entire $15 million as revenue in 2010.

The Company received a $38.2 million payment in 2012 upon achieving a development milestone, which was contingent upon obtaining final approval from the FDA and assisting Sanofi in achieving certain manufacturing scale up activities. The payment related to past performance and the culmination of an earnings process and was reasonable relative to other deliverables and payment terms in the License Agreement. In addition, the milestone payment was non-refundable and its achievability was not reasonably assured at the inception of the License Agreement. Therefore, the Company recognized the entire $38.2 million as revenue in 2012.

In January 2013, Sanofi commenced commercial sales of Auvi-Q and Allerject in the U.S. and Canada, respectively. Under the terms of the License Agreement, the Company is entitled to double digit tiered royalties on the net sales of these products. Royalties are payable to the Company on a quarterly basis in the quarter after such royalty is earned. The Company recognized $15.3 million in royalties for the year ended December 31, 2013.

During the years ended December 31, 2013, 2012 and 2011, the Company recognized approximately $15.3 million, $38.2 million and $8.8 million, respectively, of revenue in connection with the items described above.

4.     Property and Equipment

Property and equipment consisted of the following as of December 31:

	2013	2012

Furniture and equipment	$191,255	$147,266
Manufacturing equipment	6,449,555	1,180,901
Leasehold improvements	130,651	34,993
Construction in progress	5,073,840	3,348,426
	11,845,301	4,711,586
Less – accumulated depreciation and amortization	(1,286,300)	(689,707)

	$10,559,001	$4,021,879

5.    Patents

Patents consisted of the following as of December 31:

	2013	2012

Patents	$3,382,624	$2,911,798
Less – accumulated amortization	(949,936)	(760,356)

	$2,432,688	$2,151,442

Based on the net patent balance at December 31, 2013, the amortization expense for the next five years is estimated to be approximately $206,500 for each of the years ending December 31, 2014, 2015, 2016, 2017 and 2018 for a combined total of approximately $1,032,500 over the five year period.

6.	Debt

As part of its capital strategy and in order to accelerate the development of certain of its pipeline products in 2012, the Company explored options to raise capital in a manner that would not be dilutive to shareholders such as would occur if additional equity capital was raised. In May 2012, the Company entered into a Loan and Security Agreement (Loan Agreement) with Hercules Technology Growth Capital, Inc. (Hercules). Under the terms of the Loan Agreement, the Company borrowed $15 million at an interest rate of the greater of (i) 11.0% or (ii) 11.0% plus the prime rate reported in the Wall Street Journal minus 5.25%, and issued to Hercules a secured term promissory note evidencing the loan. The loan is secured by all of the Company’s assets, excluding intellectual property, as to which the security interest is in the proceeds of the sale of the intellectual property. The Company may be required to prepay the loan in the event of a change of control. The loan specifies certain reporting requirements to Hercules and contains customary covenants, including certain restrictions on borrowing, asset transfers, placing liens or security interests on the Company’s assets including its intellectual property, mergers and acquisitions, and distributions to shareholders, including payment of dividends and the redemption or repurchase of stock. The Company was in compliance with its covenants under the Loan Agreement as of December 31, 2013.

Based on the terms of the Loan Agreement and the achievement of certain defined milestone events, the Company made interest only payments from the date of the Loan Agreement for a period of 18 months through December 1, 2013. Following this interest only period, the Company is scheduled to repay the principal and interest in 30 equal monthly installments. The term loan maturity date is June 1, 2016.

The Company will be obligated to pay an end of term charge of $900,000 at the earlier of the loan maturity date, the date the Company prepays the obligations, or the date the obligations become due and payable for any other reason. This end of term fee will be accrued on the balance sheet in other long-term liabilities and expensed to interest expense over the term of the Loan Agreement. The Company may prepay the loan subject to certain prepayment charges which decline over the term of the loan. The Company also incurred certain debt issuance costs related to the Loan Agreement of approximately $236,000 which are recorded on the balance sheet in other long-term assets and are being expensed to interest expense over the term of the Loan Agreement.

In conjunction with the loan, the Company issued to Hercules a warrant to purchase preferred stock of the Company. The warrant is currently exercisable for 82,500 shares of Series B Preferred Stock with an exercise price of $5.00 per share. The warrant is immediately exercisable and expires the earlier to occur of (i) ten years after the date of issuance (expiration in May 2022), or (ii) 5 years after the Company’s initial public offering, if applicable. If the Company is acquired, the warrant will terminate upon the acquisition subject to certain conditions and levels of cash consideration. Under certain conditions, if the Company has a future round of equity financing, the warrant could be modified to represent the right to purchase certain shares of the future preferred stock class.

The Company estimated the fair value of the warrant using the Black-Scholes option valuation model with the following assumptions: expected term of ten years, a risk-free interest rate of 1.77%, and an expected volatility of 60%. The Company applied the relative fair value method to allocate the $15 million proceeds received under the Loan Agreement between the loan and warrant. The carrying amount assigned to the loan was approximately $14.6 million and was recorded as long term debt on the Company’s balance sheet. The Company believes the amortized book value of the loan at December 31, 2013 represents the approximate fair value of the outstanding debt as of such date. The fair value allocated to the warrant of approximately $0.4 million was recorded as a liability in other long-term liabilities on the Company’s balance sheet since a warrant to acquire redeemable equity which is puttable at the option of the holder must be reported as a liability. Over the term of the warrant, changes in the fair value of the warrant liability will result in increases or decreases in interest expense. The initial fair value allocated to the warrant of $0.4 million was recorded as a debt discount to the loan and consequently a reduction to the carrying value of the $15 million par value loan and is being amortized as additional interest expense over the term of the loan. At December 31, 2013, this warrant remained outstanding and exercisable.

Total debt as of December 31, 2013 consisted of:

Total debt - net of discount	$14,785,795
Less current portion – net of discount	(5,414,282)
Long term debt – net of current portion and discount	$9,371,513

The amount of interest expense reflected on the statement of operations related to the loan includes the stated interest rate on the loan as well as amounts which are being recorded in interest expense over the term of the loan for debt issuance costs, end of term fee, changes in the fair value of the warrant liability, and the discount recorded on the debt in the computation of its fair value.

The amount of interest cost incurred during the years ended December 31, 2013 and 2012 totaled approximately $2,262,700 and $1,278,600, respectively, of which approximately $703,000 and $97,300, respectively was capitalized.

7.	Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Current income taxes:
Federal	$(2,596,915)	$8,205,979	$(3,849,673)
State	(180,379)	1,220,843	(656,192)
Total	(2,777,294)	9,426,822	(4,505,865)

Deferred income taxes:
Federal	1,122,404	175,854	3,036,193
State	69,333	39,465	542,807
Total	1,191,737	215,319	3,579,000

Total income taxes	$(1,585,557)	$9,642,141	$(926,865)

The following is a reconciliation between the U.S. federal statutory income tax rate and the effective income tax rate on a year-to-date basis as of:

	2013	2012	2011
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.5	3.3	3.3
Federal tax credits	15.8	-	12.3
Changes in estimates related to state tax provision	-	-	6.2
Other, principally share-based compensation and warrants	(6.6)	0.1	(0.1)
Effective income tax rate	47.7%	38.4%	56.7%

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reinstated retroactively to January 1, 2012 the research tax credit for qualified research as stated in Section 41 of the Internal Revenue Code. Since GAAP accounting and financial reporting requires the effects of tax law changes to be recognized in the period in which the new legislation is enacted, the Company recorded a research credit related to operations for the year ended December 31, 2012 of approximately $0.3 million for GAAP purposes in the year ended December 31, 2013; however, the research tax credit was recognized in the Company’s 2012 income tax return. In addition, the Company recorded a research credit of approximately $0.2 million related to operations for the year ended December 31, 2013 which is reflected in 2013 for both GAAP and income tax return purposes.

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no net deferred tax asset as of December 31, 2013 and 2012. The Company had a net deferred tax liability of approximately $1,676,400 and $484,700 recorded in long-term liabilities at December 31, 2013 and 2012, respectively, which resulted primarily from temporary differences principally related to depreciation, amortization, compensation expense related to stock options, and deferred compensation.

8.	Commitments and Contingencies

The following table sets forth a summary of the Company’s estimated contractual cash obligations as of December 31, 2013. Certain of these contractual obligations are reflected on the balance sheet, while others are disclosed as future obligations in accordance with GAAP. Except for the current portion of long-term debt, this table does not include amounts already recorded on the balance sheet as current liabilities at December 31, 2013. The Company has other long-term liabilities reflected on the balance sheet, including deferred income taxes and deferred compensation. The payment obligations associated with these liabilities are not reflected in the table below due to the absence of scheduled maturities. In addition, the table below does not reflect amounts associated with potential redemption obligations related to the redeemable preferred stock (see Note 10). Accordingly, this table is not meant to represent a forecast of total cash expenditures for any of the periods presented.

	Payments Due by Period (undiscounted)
		Less than	1 to 3	3 to 5	After
	Total	1 Year	Years	Years	5 Years
Operating leases (1)	$1,327,400	$102,700	$385,000	$407,400	$432,300
Debt obligations (2)	18,161,500	6,890,100	11,271,400	—	—
Purchase and other obligations (3)	30,911,700	10,288,100	11,525,200	8,777,800	320,600
Total contractual obligations	$50,400,600	$17,280,900	$23,181,600	$9,185,200	$752,900

(1)
The Company leases property and equipment for use in its operations. In June 2013 the Company executed a new lease agreement for approximately 10,000 square feet of office space in Richmond, Virginia which replaced the existing lease, for which appropriate early termination steps were completed. The new lease began on October 1, 2013 with an initial term through December 31, 2020; however, the new lease also provides for early termination on March 31, 2018 provided that the Company gives the required notice, pays defined early termination fees, and meets certain other requirements. In addition to rent, the lease requires the Company to pay additional amounts for taxes, insurance, maintenance and other customary operating expenses.

Rent expense incurred for the years ended December 31, 2013, 2012 and 2011 for the lease totaled approximately $157,000, $111,100 and $111,500, respectively, which includes an early termination expense for the prior lease in 2013. Approximately $38,000 and $27,000 was included in liabilities on the balance sheets as deferred rent at December 31, 2013 and 2012, respectively.

	2014	2015	2016	2017	2018	Beyond 2018
Future Minimum Lease Payments	$101,200	$189,200	$194,900	$200,700	$206,700	$432,300

(2)	Debt obligations include contractual interest payments, principal repayment and an end of term fee, but exclude the unamortized amount of debt discount related to the detachable warrants (see Note 6).

(3)
Purchase and other obligations relate primarily to agreements for the development, manufacture and supply of the Company’s products which includes: (i)  long-term supply agreements with third-party manufacturers, which are based on firm commitments for the purchase of production capacity; (ii) research and development commitments (including those related to clinical trials) for new and existing products; (iii) capital expenditures (including assembly lines for components and final products); and (iv) open purchase orders for the acquisition of goods and services in the ordinary course of business, including amounts in connection with services for a contract sales organization for commercial activities. The Company’s contracts include termination provisions that allow the Company to end the agreements early; however, the table above reflects amounts for the full term of each contract.

Employee Agreements

The Company has entered into various employment agreements with its management team that generally provide for certain terms, including among other things, certain levels of compensation, bonuses, fringe benefits, severance pay, equity awards, options to purchase common shares and covenants not to compete and that extend for various periods of time subject to earlier termination or renewal per the agreements. In addition, the Company entered into deferred compensation agreements in 2006 with certain then current officers of the Company. The deferred compensation payable represents unfunded, nonqualified deferred compensation for services rendered by the officers prior to July 21, 2006. The deferred compensation liability will be payable upon a change in control, as defined in the deferred compensation agreements.

Indemnification of Officers and Directors

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The Company has a director and officer insurance policy that limits its exposure and may enable it to recover some or all of any future amounts paid.

Contingencies

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business, including patent litigation, product liability, and commercial litigation.  At December 31, 2013, management was not aware of any matters, individually or in the aggregate, that were expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

9.    Defined Contribution Retirement Plan

In 2011, the Company adopted a 401(k) defined contribution plan which permits eligible employees to voluntarily contribute a portion of their compensation up to limits established by the Internal Revenue Service. The plan permits the Company to make discretionary contributions; however, the Company has made no employer contributions to the plan to date.

10.	Redeemable Preferred Stock

Certain key rights and terms of each class of redeemable preferred stock are outlined below followed by information related to the required Securities and Exchange Commission (SEC) classification of these securities. See Note 11 for additional information regarding the rights of shareholders and provisions that relate to the redeemable preferred stock. The terms that have been capitalized below are defined in the Articles of Incorporation of kaleo, Inc.

Redeemable & Convertible Preferred Stock Series (1) (2)	Original Issue Price	Accrued Cumulative Dividends Rate (per annum)	Redemption Percentage (3)	Conversion Percentage (4)	Accrued Dividends (5)
					December 31,
					2013	2012
B/B-1 (6)	$2.62293	6%	80.00%	65.0%	$1,521,651	$1,217,488
A-3/A-4 (7)	$2.16579	6%	> 50.00%	65.0%	3,079,872	2,593,728
A-2 (8)	$1.11241	6%	66.67%	65.0%	1,332,278	1,147,041
					$5,933,801	$4,958,257

(1)
Effective December 3, 2013, the Company completed a reincorporation from Delaware into Virginia and changed its name from Intelliject, Inc. to kaleo, Inc. The Virginia corporation was deemed to be the same entity as the Delaware corporation that existed prior to the reincorporation; there were no changes to the capitalization, business, assets or liabilities of the Company.

(2)
At the option of the holder, the holder’s Preferred may be converted at any time into shares of Common on a one for one basis adjusted for any stock dividends, splits, and recapitalizations. No share of Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise may be reissued.

(3)
At any time on or after January 1, 2013 but prior to January 1, 2016, the holders of at least the percentage noted of the then outstanding shares of each series of Preferred shall have the right to cause the Company to purchase and redeem all, but not less than all, of the Preferred in three equal installments for a per share purchase price equal to the Original Issue Price plus accrued dividends. The Series A-3/A-4 Preferred may not be redeemed prior to redemption of the Series B/B-1 Preferred without the prior written consent of at least 80% of the then outstanding shares of Series B/B-1 Preferred. The Series A-2 Preferred may not be redeemed prior to redemption of the Series B/B-1 and Series A-3/A-4 Preferred without the prior written consent of at least 80% of the then outstanding shares of Series B/B-1 Preferred and greater than 50% of the then outstanding shares of Series A-3/A-4 Preferred, respectively.

(4)
All outstanding shares of Series B/B-1, A-3/A-4, and A-2 Preferred will automatically convert into Common at the then applicable conversion price (i) if holders of the percentage noted of the outstanding shares of Series B/B-1, A-3/A-4 and A-2 Preferred voting together as a single class elect to effect such conversion or (ii) upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

(5)
The accrued dividends reflected in the table above have been recorded in shareholders’ equity as charges to retained earnings, but not paid. The amount reported on the balance sheet for each of these series of Preferred represents the proceeds from the original issuance of the applicable series of Preferred plus the amount of accrued but unpaid cumulative dividends since such issuance, which equals the redemption amount.

(6)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series B Preferred Conversion Price, the then existing Series B Preferred Conversion Price shall be reduced based on a weighted average formula. In the event any holder of shares of Series B Preferred does not participate in a financing triggering a reduction in the Series B Preferred Conversion Price, then each share of Series B Preferred shall automatically be converted into one share of Series B-1 Preferred and the Series B-1 Preferred Conversion Price shall not be reduced. No Series B-1 Preferred Stock has been issued.

(7)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series A-3 Preferred Conversion Price, the then existing Series A-3 Preferred Conversion Price shall be reduced based on a weighted average formula. If any holder of shares of Series A-3 Preferred does not participate in a financing triggering a reduction in the Series A-3 Preferred Conversion Price, then each share of Series A-3 Preferred held by such holder shall automatically be converted into a share of Series A-4 Preferred and the Series A-4 Preferred Conversion Price shall not be reduced. No Series A-4 Preferred Stock has been issued.

(8)	The Series A-2 Preferred has no price based anti-dilution rights.

Required SEC Classification

In 2012, the Company became subject to certain additional financial reporting requirements as a result of the reporting requirements of one of the Company’s publicly-traded shareholders in connection with that shareholder’s investment in the Company. The Company’s financial statements must be included as an exhibit to the shareholder’s financial statements filed with the SEC pursuant to Rule 3-09 of Regulation S-X, which requires the Company to report certain amounts in its financial statements in accordance with SEC rules that differ in form and content from that otherwise required of private companies that comply with GAAP, including the classification of the Company’s redeemable preferred stock on the balance sheet.

The Company’s redeemable preferred stock contains provisions which give the holders of those securities the right to cause the Company to purchase and redeem such securities for cash under certain circumstances at the Original Issue Price plus accrued dividends as described above. Therefore, these securities are redeemable, or puttable to the Company, at the option of the holders and outside the control of the Company during the defined time period of January 1, 2013 to December 31, 2015. In years prior to 2012, the redeemable preferred stock was reported as an element of permanent shareholders’ equity in accordance with GAAP.

Since the SEC has specific guidance related to the classification of redeemable equity securities which contain redemption provisions that are outside the control of the Company, the Company must distinguish such redeemable preferred stock from permanent equity and report these securities on the face of the balance sheet in the mezzanine section between liabilities and shareholders’ equity without regard to any assessment by management as to the likelihood of such redemption feature ever being exercised. As such, solely due to the SEC reporting requirements noted above, the amounts have been reported in the mezzanine section of the balance sheet.

The changes in the balance for each series of redeemable preferred stock are presented in the chart below.

Redeemable Preferred Stock	Series B Preferred Stock	Series A-3 Preferred Stock	Series A-2 Preferred Stock	Total Redeemable Preferred Stock
Balance at December 31, 2010	$5,608,298	$9,611,548	$3,821,056	$19,040,902
Dividends accrued	304,164	486,144	185,236	975,544
Balance at December 31, 2011	5,912,462	10,097,692	4,006,292	20,016,446
Dividends accrued	304,997	487,476	185,744	978,217
Balance at December 31, 2012	6,217,459	10,585,168	4,192,036	20,994,663
Dividends accrued	304,163	486,144	185,237	975,544
Balance at December 31, 2013	$6,521,622	$11,071,312	$4,377,273	$21,970,207

11.     Shareholders’ Equity and Rights of Shareholders

In May 2012, following shareholder approval, the Company increased the number of authorized Common Stock of the Company by 82,500 shares to 16,939,140 shares, the number of Preferred Stock by 165,000 shares to 14,556,620 shares, the number of designated Series B Preferred Stock by 82,500 shares to 1,988,780 shares and the number of designated Series B-1 Preferred Stock by 82,500 shares to 1,988,780 shares. These changes were required to authorize the issuance of a warrant for 82,500 shares of Series B Preferred Stock to Hercules Technology Growth Capital, Inc. (see Note 6).

Under the terms of the Company’s stock incentive plan, as amended, the maximum aggregate number of Common Stock shares that may be granted under the plan is 3,306,000 shares. At December 31, 2013, those shares were designated as follows: outstanding options and warrants granted to purchase a total of 1,391,023 shares of Common Stock, commitments to issue additional options to purchase 17,500 shares of Common Stock upon the achievement of specific performance milestones, and shares available for future issuance totaling 586,766 shares of Common Stock. At December 31, 2013, a total of 1,310,711 options and warrants had been exercised.

See Note 10 for additional information about the terms and rights of redeemable preferred stock, as well as its classification on the balance sheet. The rights and terms of each class of non-redeemable preferred stock are outlined below. The terms that have been capitalized below are defined in the Articles of Incorporation of kaleo, Inc.

Series A-1 Preferred Stock

Series A-1 Preferred Stock will not be entitled to any dividends under any circumstances. In addition, so long as any shares of Series B/B-1 Preferred, Series A-3/A-4 Preferred, or Series A-2 Preferred are outstanding, the Company shall not make any distribution on or redeem the Series A-1 Preferred Stock, except in certain limited circumstances as described in the Articles of Incorporation. Shares of Series A-1 Preferred are not convertible into any other shares of stock. The Company shall have the right, the Series A-1 Call Right, to purchase all of the Series A-1 Preferred Shares in one installment for a per share purchase price equal to two times the Series A-1 Original Issue Price, $0.65747 per share. No shares of Series A-1 Preferred acquired by the Company shall be reissued.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, before any distribution or payment shall be made to the holders of any Series A-3/A-4 Preferred, Series A-2 Preferred, Series A-1 Preferred, or Common Stock, the holders of Series B/B-1 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series B/B-1 Preferred held by them, an amount per share equal to the Series B/B-1 Original Issue Price plus any unpaid accrued dividends. After payment of the full liquidation preference amount to each holder of Series B/B-1 Preferred, before any distribution or payment shall be made to the holders of any Series A-2 Preferred, Series A-1 Preferred, or Common Stock, the holders of the Series A-3/A-4 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-3/A-4 Preferred held by them, an amount per share equal to the Series A-3/A-4 Original Issue Price plus any unpaid accrued dividends. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred and the holders of the Series A-3/A-4 Preferred, before any distribution or payment shall be made to the holders of any Series A-1 Preferred or Common Stock, the holders of Series A-2 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-2 Preferred held by them, an amount per share equal to the Series A-2 Original Issue Price plus any unpaid accrued dividends. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred, Series A-3/A-4 Preferred, and Series A-2 Preferred, before any distribution or payment shall be made to the holders of the Common Stock, the holders of the Series A-1 Preferred shall be entitled to be paid out of the assets of the Company, for each share of Series A-1 Preferred held by them, an amount equal to two times the Series A-1 Original Issue Price. After the payment of the full liquidation preference amounts to the holders of the Series B/B-1 Preferred, Series A-3/A-4 Preferred, Series A-2 Preferred and Series A-1 Preferred, the assets of the Company shall be distributed ratably to the holders of the Common Stock, Series B/B-1 Preferred, Series A-3/A-4 Preferred, and Series A-2 Preferred on an as-if-converted to Common Stock basis.

Voting and Change of Control Agreement

The preferred shareholders and the common shareholders have entered into a Voting and Change of Control Agreement with the Company, which places certain restrictions on the voting of the shares, and if a Change of Control has been approved, requires the holders to take all necessary actions in connection with the consummation of a change of control transaction.

Right of First Refusal Agreement

The preferred shareholders and the common shareholders have entered into a Right of First Refusal Agreement with the Company in order to provide certain restrictions on the transfer of capital stock, to grant first refusal and co-sale rights to the Company and to certain of the preferred shareholders, and to provide for obligations to participate in certain sales of capital stock of the Company.

Investor Rights Agreement

The holders of Series A-2 Preferred, Series A-3/A-4 Preferred, and Series B/B-1 Preferred have entered into an Investor Rights Agreement with the Company which grants certain information and preemptive rights to these holders.

Amended and Restated Registration Rights Agreement

The Company and two major investors have entered into an Amended and Restated Registration Rights Agreement which under certain specified conditions requires the Company to register the Common Stock issuable or issued upon the conversion of the Series A-3/A-4 Preferred Stock and the Common Stock issuable or issued upon the conversion of the Series B/B-1 Preferred Stock.

12.	Share-Based Compensation

The Company has a stock option plan under which stock options may be granted to purchase a specified number of shares of common stock. Option awards are granted with an exercise price equal to the Company’s estimate of fair value of its common stock at the date of grant, based on a valuation performed by an independent third party firm. Options vest over various periods of time and generally may be exercised within ten years of the date of grant.

A summary of outstanding vesting shares, options and warrants is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Nonvested – December 31, 2010	1,197,607	$0.74	$0.39

Granted	77,297	$1.52	$0.79
Vested	(579,894)	$0.66	$0.35

Nonvested – December 31, 2011	695,010	$0.89	$0.47

Granted	45,000	$1.85	$0.94
Vested	(455,031)	$0.70	$0.37
Cancelled	(43,297)	$1.52	$0.79

Nonvested – December 31, 2012	241,682	$1.31	$0.69

Granted	251,000	$3.71	$2.05
Vested	(209,033)	$1.67	$0.89

Nonvested – December 31, 2013	283,649	$3.17	$1.74

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Vested – December 31, 2013	1,523,374	$1.00	$0.68
Vested – December 31, 2012	2,320,157	$0.72	$0.48

A cumulative total of 1,310,711 and 304,895 vested shares had been exercised as of December 31, 2013 and 2012, respectively. The weighted average exercise price of shares exercised during the years ended December 31, 2013 and 2012 was $0.49 and $0.55, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2013 and 2012 was approximately $3,237,700 and $197,500, respectively.

A total of 1,107,374 and 1,904,157 vested warrant and option shares were available for exercise at December 31, 2013 and 2012, respectively. The grant-date fair value of stock option based awards vested during the years ended December 31, 2013 and 2012 was approximately $186,200 and $167,600, respectively. Included in the vested table above is a grant of 416,000 shares of common stock which became fully vested in 2010.

Total compensation expense in connection with the shares in the table above in the amount of approximately $204,676, $150,678, and $183,930 was recorded for the years ended December 31, 2013, 2012, and 2011 respectively. The Company anticipates recording additional compensation expense of approximately $457,700 as these shares vest over the weighted average period of 2.92 years.

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2013:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Vested and Exercisable	Weighted Average Exercise Price of Shares Vested and Exercisable	Weighted Average Remaining Contractual Life (Years)
$ 0.37 to $ 3.71	1,391,023	6.28	$1.41	1,107,374	$0.95	5.67

The fair value of each award is estimated on the date of grant using the Black-Scholes formula that uses the assumptions noted below. The risk-free rate is the United States Treasury daily yield for the expected term of the award. The volatility was based on a range of small capitalized publicly traded medical device and drug delivery companies.

Expected volatility	60%

Expected term	5 - 6 years

Risk-free rate	0.8% - 2.9%

* * * * *